UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of March, 2016

EMPRESA DISTRIBUIDORA Y COMERCIALIZADORA NORTE S.A. (EDENOR)
(DISTRIBUTION AND MARKETING COMPANY OF THE NORTH )

(Translation of Registrant's Name Into English)

Argentina

(Jurisdiction of incorporation or organization)

Av. del Libertador 6363,
12th Floor,
City of Buenos Aires (A1428ARG),
Tel: 54-11-4346-5000

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  X     Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes          No  X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-             .)

EXTRACT FROM THE RELEVANT PART OF EDENOR’S S.A. BOARD OF DIRECTORS MINUTES N° 403

MINUTE N° 403: In the Autonomous City of Buenos Aires, on the 8th day of March 2016, at 15:00 hr at the corporate address of the Company, the members of the Board of Directors of EMPRESA DISTRIBUIDORA Y COMERCIALIZADORA NORTE S.A. (Edenor S.A.) (the “Company”) whose signatures appear at the end of this minute, namely: Ricardo Torres, Marcelo Mindlin, Pablo Díaz, Eduardo Llanos and Maximiliano Fernández. Permanent Auditors Messrs. Daniel Abelovich, Damián Burgio and Walter Pardi, on behalf of the Audit Committee are present. Likewise, Leandro Montero, Edenor’s Finance and Control Manager, and Daniel Flaks in charge of the Technical Directorate join the deliberation of the Board. The meeting is chaired by the Board of Directors’ Chairman, Mr. Ricardo Torres, who after verifying that there is quorum, declares the meeting to be in session and submits for the consideration of the Directors the FIRST ISSUE of the Agenda timely informed […].Afterwards, the NINTH ISSUE of the Agenda: 9º) Call to Shareholders Ordinary and Extraordinary General Meeting in order to take into consideration: a) The issues referred to in section 234 of Law 19.550 in connection with the fiscal year ended on December 31st 2015; and b) Consideration of the convenience of extending the rotation term of external auditors appointed, within the terms provided by Resolution 639/2015 of the Securities Exchange Commission. Approval of the related Agenda. Board of Director’s Proposal. The Chairman expresses the need to call a Shareholders’ Ordinary General Meeting in order to take into consideration the issues set forth by section 234 of the Companies Act N° 19550 and its amendments, related to the fiscal year ended on December 31st 2015, and a Shareholders Extraordinary General Meeting so as to deal with the convenience of extending the rotation term of external auditors appointed, within the terms set forth in Resolution 639/2015 of the Securities Exchange Commission. After a brief exchange of opinions, the Board of Directors by unanimous votes, DECIDES TO: (i) call a Shareholders Ordinary and Extraordinary General Meeting on April 28th 2016 at 11:00 hr. on first call and at 12:00 hr. on second call to run the Ordinary Meeting; (ii) Confer upon the Board of Directors’ Secretary the steps required to publish the legal notice on the Official Journal and in a broad circulation newspaper, as well as any other communication required in this regard; (iii) approve the following call:

EMPRESA DISTRIBUIDORA Y COMERCIALIZADORA NORTE S.A.

(EDENOR S.A.)

Ordinary and Extraordinary Shareholders’ Meeting Call

Notice is hereby given to Shareholders Class A, B and C of EMPRESA DISTRIBUIDORA Y COMERCIALIZADORA NORTE S.A. (Edenor S.A.) (the “Company”) to the Ordinary and Extraordinary General Meeting to be held on April 28th 2016 at 11:00 hr. on first call and at 12:00 hr. on second call to run the Ordinary Meeting at the corporate addressed located in del Libertador Avenue 6363, ground floor, of the Autonomous City of Buenos Aires so as to take into consideration the following Agenda: 1) Appointment of shareholders to approve and sign the minutes of the Meeting. 2) Consideration of the accounting documents pursuant to Section 234 of the Companies Act N° 19550 corresponding to the fiscal year ended on December 31st 2015, composed by the Annual Report and its Annex, the Annual Corporate Governance Report; the Financial Statements of the Company that include the Statement of Comprehensive Income, Statement of Financial Position, Statement of Changes in Equity, Cash Flow Statement, Notes to the Financial Statements; Reporting Summary and Additional Information required by the Regulations of the Securities Exchange Commission and by section 68 of the Listing Requirements of the Buenos Aires Stock Exchange; and reports issued by external auditors and by the Audit Commission 3) Destination of results from fiscal year ended December 31st 2015. 4) Review of the Company’s Board of Directors management throughout the fiscal year ended on December 31st 2015. 5) Review of the Company’s Audit Commission management throughout the fiscal year ended on December 31st 2015. 6) Review of the remunerations earned by the members of the Board of Directors corresponding to the fiscal year ended on December 31st 2015.7) Review of the remunerations earned by the members of the Audit Commission corresponding to the fiscal year ended on December 31st 2015. 8) Appointment of twelve (12) permanent directors and twelve (12) alternate directors; seven (7) permanent directors and seven (7) alternate directors to be designated as Class “A”; five (5) permanent directors and five (5) alternate directors to be designated as Classes “B” and “C”, jointly. 9) Appointment of three (3) permanent members and three (3) alternate members for the Audit Commission, two (2) permanent members and two (2) alternate members as Class “A” and one (1) permanent member and one (1) alternate member as Classes “B” and “C”, jointly .10) Setting up of the remuneration to be paid to the Certifying Accountant for the fiscal year ended on December 31st 2015. 11) Consideration of the convenience of extending the rotation term of external auditors appointed, pursuant to the terms provided for under General Resolution Nº 639/2015 of the Securities Exchange Commission (So as to take this issue into consideration the assembly shall be an extraordinary meeting). 12) Appointment of the Certified Public Accountant who will certify the Financial Statement of the fiscal year started on January 1st 2016. Setting up of his/her remuneration 13) Review of the budget of the Audit Committee and Board of Directors’ Executive Committee for the 2016’s fiscal year. 14) Granting of authorizations for the processing of paperwork and presentations required for the attainment of the corresponding registrations.

NOTE 1: Notice is hereby given to Shareholders that Caja de Valores S.A., with corporate address located at 25 de Mayo 362 (C1002ABH) Autonomous City of Buenos Aires, keeps the book entry register of the Company. In order to attend the Meeting, Shareholders would have to request a certificate of the book entry account issued for the purpose by Caja de Valores S.A. and submit said certificate for its registration in the attendance register kept in the 12th floor (Legal Affairs Management) of the Company’s headquarters located at Del Libertador Ave. 6363, Autonomous city of Buenos Aires, up and including April 22nd , from 10:00 to 13:00 hr. and from 14:00 to 17:00 hr., when they may require the documents related to taking into consideration the 2nd issue of the Agenda of the Meeting called by.

NOTE 2: Pursuant to General Resolution N° 465/200 of the Securities Exchange Commission, upon the registration to attend the Meeting, the following information about the shareholder must be submitted: name and surname or complete company name, type and number of personal identity card in the case of individuals or registration data in the case of legal entities, having to state the specific registry and jurisdiction; address and capacity. The same information shall be submitted by those individuals attending a Meeting on behalf of the Shareholder.

NOTE 3: Shareholders are hereby requested to show up with at least 15 minutes in advance to the time scheduled for the Meeting, in order to prove the powers of attorney and subscribe the Attendance Register.

NOTE 4: The 11th issue of the Agenda shall be dealt in the Extraordinary General Meeting. The totality of other issues shall be dealt in the Ordinary General Meeting.

[…] there being no further business to be discussed; the Chairman concludes the meeting at 17:00 hours.

Signed below by: Ricardo Torres, Marcelo Mindlin, Pablo Díaz, Eduardo Llanos, Maximiliano Fernández, Leandro Montero, Daniel Flaks, José Daniel Abelovich, WalterPardi and Damián Burgio.

Carlos D. Ariosa

EDENOR S.A.

Attorney-in-fact

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Empresa Distribuidora y Comercializadora Norte S.A.

By:	/s/ Leandro Montero
Leandro Montero
Chief Financial Officer

Date: March 16, 2016